UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report of Material Event

(Decision on the Merger of Wholly-Owned Subsidiaries of KB Financial Group)

On November 1, 2016, Hyundai Securities Co., Ltd. (“Hyundai Securities”), a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KB Investment & Securities Co., Ltd. (“KB Investment & Securities”), another wholly-owned subsidiary of KB Financial Group, to effect a merger of KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity (the “Merger”). The details of the Merger are as follows:

1.	Method of the Merger

KB Investment & Securities to merge with and into Hyundai Securities:

•	Surviving entity following the Merger (the “Surviving Entity”): Hyundai Securities

•	Non-surviving entity following the Merger (the “Non-Surviving Entity”): KB Investment & Securities

ø	New name of the Surviving Entity following the Merger: KB Securities Co., Ltd.

2.	Purpose of the Merger

Through the Merger, Hyundai Securities and KB Investment & Securities aim to (i) enhance management efficiency and achieve synergies by utilizing the competencies and capabilities of each company and become a leading “mega” investment bank and (ii) increase corporate value by developing a market-leading wealth management operation based on customer trust, in line with the growth of the asset management industry.

3.	Main Impact and Effect of the Merger

a.	Main impact and effect on the management of the Surviving Entity

As of the date of this report, KB Financial Group owns 100% of the issued shares of both Hyundai Securities (the Surviving Entity) and KB Investment & Securities (the Non-Surviving Entity). Following the Merger, there will be no change in the shareholding structure of the Surviving Entity as KB Financial Group will continue to own 100% of the issued shares of the Surviving Entity. Accordingly, the Merger is unlikely to affect the management stability of the Surviving Entity.

On the date of the Merger (expected to be December 30, 2016), Hyundai Securities plans to allot to KB Financial Group, the sole shareholder registered in the shareholder register of KB Investment & Securities, 1.33681318 newly issued common shares of Hyundai Securities (par value KRW5,000) for each common share of KB Investment & Securities (par value KRW5,000) held by KB Financial Group.

Following the Merger, KB Investment & Securities will cease to exist and Hyundai Securities will survive and change its name to KB Securities Co., Ltd.

b.	Main financial impact and effect on the finances of the Surviving Entity

The Merger is expected to have a positive effect on the finances of the Surviving Entity as the Surviving Entity is expected to (i) increase its operational efficiency by integrating the organizational structure and human resources of both the Surviving Entity and the Non-Surviving Entity and (ii) enhance its profitability by maximizing synergistic effects from executing consolidated strategies. In particular, Hyundai Securities expects its shareholders’ equity to increase by KRW211.1 billion through the issuance of new common shares in connection with the Merger.

c.	Main impact and effect on the business of the Surviving Entity

Through the Merger, the Surviving Entity plans to (i) enhance its international credibility and customer trust by becoming one of the three largest securities firms in Korea (based on shareholders’ equity), (ii) expand its corporate finance operations and utilize the easing of relevant regulations to build an efficient platform for its corporate and investment banking services that will allow provision of comprehensive financial services to corporate clients and (iii) strengthen global capabilities by expanding into overseas markets.

4.	Merger Ratio

Hyundai Securities: KB Investment & Securities = 1: 1.33681318

5.	Calculation Basis for Merger Ratio

As there are no specific regulations or rules stipulating the calculation method of the merger ratio of unlisted corporations, the merger ratio may be determined by the agreement of the merging parties. Accordingly, upon mutual agreement, the parties to the Merger Agreement used the estimated value per share of the Surviving Entity and the Non-Surviving Entity calculated by an external appraisal organization in accordance with Article 63 (Assessment of Securities) of the Inheritance Tax and Gift Tax Act and Article 54 (Methods for Valuing Unlisted Shares) of the Enforcement Decree of the Inheritance Tax and Gift Tax Act as the basis for calculating the merger ratio of the Surviving Entity and the Non-Surviving Entity, which are both unlisted corporation. As of September 30, 2016, the estimated value per share of Hyundai Securities was KRW9,100, and the estimated value per share of KB Investment & Securities was KRW12,165.

a.	Merger consideration per share of the Surviving Entity

-	Net asset value per share ( ): KRW14,097

-	Net profit value per share ( ): KRW5,770

-	Estimated value per share ( ): KRW9,100 (= x 2/5 + x 3/5)

-	Merger consideration / share: KRW9,100

b.	Merger consideration per share of the Non-Surviving Entity

-	Net asset value per share ( ): KRW22,088

-	Net profit value per share ( ): KRW5,550

-	Estimated value per share ( ): KRW12,165 (= x 2/5 + x 3/5)

-	Merger consideration / share: KRW12,165

Pursuant to the above calculation method, the estimated value per share of the Surviving Entity and the Non-Surviving Entity, which forms the basis for calculating the merger ratio, is KRW9,100 and KRW12,165, respectively. Accordingly, the merger ratio was determined as 1: 1.33681318.

6.	External Appraisal

a.	External appraisal: Yes

b.	Basis: For a merger between two unlisted corporations, an assessment of the appropriateness of the merger consideration by an external appraiser in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act (the “FSCMA”) and Article 176-5 of the Enforcement Decree of the FSCMA is not required. Notwithstanding the foregoing, a voluntary assessment was conducted by an external appraiser to calculate a fair and reasonable merger consideration.

c.	Name of external appraisal organization: KPMG Samjong Accounting Corp.

d.	Period of external appraisal: October 17, 2016 — October 31, 2016

e.	Opinion of the external appraisal organization: In connection with the Merger, the estimated value per share of the Surviving Entity and the Non-Surviving Entity, which forms the basis for calculating the merger ratio, is KRW9,100 and KRW12,165, respectively. Accordingly, the merger ratio was determined as 1: 1.33681318.

7.	Class and Number of New Shares to be Distributed Following the Merger

Common Shares	42,227,674
Different Classes of Share	—

8.	Summary of the Merging Parties

a.	Surviving Entity

•	Name of the entity: Hyundai Securities Co., Ltd.

•	Main business: Financial investment services, including brokerage and trading

•	Relationship with the Non-Surviving Entity: Affiliate

•	Key financial data for the most recent fiscal year:

-	Total assets: KRW23,779,133,232,743

-	Total liabilities: KRW20,477,158,998,479

-	Total equity: KRW3,301,974,234,264

-	Share capital: KRW1,183,062,650,000

-	Operating revenue: KRW4,267,218,296,123

-	Net income: KRW279,551,516,694

•	Name of independent auditor: Samil PricewaterhouseCoopers

•	Auditor’s opinion: Unqualified

b.	Non-Surviving Entity:

•	Name of the Entity: KB Investment & Securities Co., Ltd.

•	Main Business: Financial investment services, including brokerage and trading

•	Relationship with the Surviving Entity: Affiliate

•	Key financial data for the most recent fiscal year:

-	Total assets: KRW6,117,976,516,285

-	Total liabilities: KRW5,495,218,673,433

-	Total equity: KRW622,757,842,852

-	Share capital: KRW157,941,570,000

-	Operating revenue: KRW921,883,159,909

-	Net income: KRW47,177,833,604

•	Name of independent auditor: Samil PricewaterhouseCoopers

•	Auditor’s opinion: Unqualified

9.	Newly Listed Corporation Following the Merger

Not applicable

10.	Merger Schedule

Event		Date
Date of the Merger Agreement		November 1, 2016
Record date		—
Closure of the shareholder register	Start date	—
	End date	—
Dissent filing period	Start date	—
	End date	—
Expected date of the meeting of shareholders		December 15, 2016
Appraisal right exercise period	Start date	—
	End date	—
Period for submission of old share certificates	Start date	December 16, 2016
	End date	December 26, 2016
Expected period for suspension of trading	Start date	—
	End date	—
Period for filing objection by the creditors	Start date	December 16, 2016
	End date	December 26, 2016
Date of the Merger		December 30, 2016
Date of meeting to report the completion of Merger		December 30, 2016
Expected date of registration of Merger		December 30, 2016
Expected date of delivery of new share certificates		January 4, 2017
Expected date of listing of new shares		—

11.	Backdoor Listing

Not applicable

12.	Other Entity’s Fulfillment of Conditions for Back Door Listing

Not applicable

13.	Matters Relating to Appraisal Rights

Not applicable as Hyundai Securities and KB Investment & Securities are wholly-owned subsidiaries of KB Financial Group and there are no dissenting shareholders.

14.	Date of Resolution of the Board of Directors: November 1, 2016

Non-executive directors	Present: 4
Absent: 0
Attendance of audit committee member who is not a non-executive director	—

15.	Agreements for Put Options, Call Options, Put Back Options, etc.

Not applicable

16.	Applicability of Securities Registration Statement Filing Requirement: No

-	Basis for exemption:

Immediately following the issuance of new shares of the Surviving Entity in connection with the Merger, such shares will be deposited with the Korea Securities Depository for one year (Article 119-1 of the FSCMA and paragraph 2-1 of Article 2-2 of the Regulation on Issuance and Public Disclosure of Securities.)

17.	Other Investment Considerations

a.	Key financial data of the merging parties for the most recent fiscal year is as of December 31, 2015.

b.	As a merger between financial investment companies, the Merger requires regulatory approvals under the relevant laws and regulations applicable to the financial industry, including an approval from the Financial Services Commission (the “FSC”) pursuant to the Act on the Structural Improvement of the Financial Industry and in the event such regulatory approvals cannot be obtained, the Merger may not be consummated.

c.	The Merger Agreement may be terminated prior to consummation of the Merger upon the occurrence of any of the following events (Article 14 of the Merger Agreement):

(1)	At any time prior to the date of the Merger, Hyundai Securities and KB Investment & Securities may terminate the Merger Agreement by written agreement.

(2)	If the Merger Agreement is terminated pursuant to (1) above, neither Hyundai Securities nor KB Investment & Securities nor any of their respective shareholders, employees, agents, or other representatives shall have any liability under the Merger Agreement or any transaction pursuant to the Merger Agreement.

(3)	If the other party has defaulted on or breached the Merger Agreement and has failed to cure such default or breach within fifteen (15) days after receipt of the non-defaulting party’s written notice requesting such default or breach to be cured, a party may terminate the Merger Agreement.

(4)	If the necessary authorizations or approvals from the FSC or the general meeting of shareholders are not obtained within six (6) months following the date of the Merger Agreement, each party to the Merger Agreement may suspend the Merger process and terminate the Merger Agreement.

d.	The above schedule of the Merger is governed by the Act on the Structural Improvement of the Financial Industry. Accordingly, such process may differ from the merger process prescribed by the Korean Commercial Code and the differences are as follows:

(1)	Any financial institution may, where it adopts a resolution of merger with any other financial institution at a general meeting, publish its request to creditors to raise an objection to such merger resolution, setting a period of not less than ten days in at least two daily newspapers (referring to general daily newspapers provided in subparagraph 1 (a) of Article 2 of the Act on the Promotion of Newspapers, Etc.; hereinafter referred to as “daily newspapers”), notwithstanding Article 527-5 (1) of the Korean Commercial Code. In such cases, peremptory notices to individual creditors may be omitted. <Amended by Act No. 10066, Mar. 12, 2010>. (Paragraph 3 of Article 5 of the Act on the Structural Improvement of the Financial Industry)

(2)	Where any financial institution merges with another financial institution, it may, notwithstanding the provisions of Article 522-2 (1) of the Korean Commercial Code, keep its balance sheets in its respective main offices seven days prior to the date of a general meeting of stockholders for approval of such merger. <Amended by Act No. 10066, Mar. 12, 2010>. (Paragraph 5 of Article 5 of the Act on the Structural Improvement of the Financial Industry)

(3)	The provisions of Article 12 (6) shall apply mutatis mutandis where financial institutions consolidate stocks due to a merger. In such cases, individual notices to stockholders may be replaced by public announcement in two or more daily newspapers. <Amended by Act No. 10066, Mar. 12, 2010>. (Paragraph 7 of Article 5 of the Act on the Structural Improvement of the Financial Industry) >.

e.	As Hyundai Securities and KB Investment & Securities are wholly-owned subsidiaries of KB Financial Group, there will be no record date or closure of shareholder register or public notification.

f.	The above schedule for the Merger is an expected schedule as of the date of this report and may change subject to consultation with or approval by the relevant authorities or through consultation between the contracting parties. Specific matters relating to the Merger are delegated to the representative director of each party to the Merger Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 1, 2016	By: /s/ Jungsoo Huh
(Signature)

	Name:	Jungsoo Huh
	Title:	Senior Managing Director